UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

CONSUMER PORTFOLIO SERVICES, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

210502100

(CUSIP Number)

April 13 , 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 210502100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LC Capital Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,024,043

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,024,043

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,024,043

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person CO

CUSIP No. 210502100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LC Capital Partners, LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,024,043

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,024,043

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,024,043

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person PN, HC

CUSIP No. 210502100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LC Capital Advisors LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,024,043

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,024,043

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,024,043

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person OO, HC

CUSIP No. 210502100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lampe, Conway & Co. LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,120,895

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,120,895

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,120,895

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person OO, IV

CUSIP No. 210502100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LC Capital International LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,024,043

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,024,043

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,024,043

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person OO, IA

CUSIP No. 210502100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven G. Lampe

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,120,895

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,120,895

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,120,895

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person IN

CUSIP No. 210502100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard F. Conway

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,120,895

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,120,895

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,120,895

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person IN

Item 1.
	(a)	Name of Issuer Consumer Portfolio Services, Inc. (hereinafter, the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 16355 Laguna Canyon Road, Irvine, CA 92618

Item 2.
(a)

Name of Person Filing
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, this Schedule 13G is filed on behalf of each of the reporting persons indicated in Item 1 of each of the cover pages of this Schedule 13G.  The information required by this paragraph is set forth in Item 1 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.

	(b)	Address of Principal Business Office or, if none, Residence The information required by this paragraph is set forth on Annex A attached hereto and is incorporated herein by reference.
	(c)	Citizenship The information required by this paragraph is set forth in Item 4 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.
	(d)	Title of Class of Securities Common Stock, no par value per share
	(e)	CUSIP Number 210502100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: The information required by this paragraph is set forth in Item 9 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.
LC Capital Master Fund, Ltd. (the “Master Fund”) directly holds 1,024,043 shares (the “Master Fund Shares”) of the Issuer’s Common Stock, no par value per share (“Common Stock”).

LC Capital Partners, LP (“Partners”) may be deemed to control the Master Fund by virtue of Partners’ ownership of approximately 54.31% of the outstanding shares of the Master Fund.  Accordingly, Partners may be deemed to have a beneficial interest in the Master Fund Shares.  In addition, since LC Capital Advisors LLC (“Advisors”) is the sole general partner of Partners, Advisors may also be deemed to have a beneficial interest in the Master Fund Shares.  Each of Partners and Advisors disclaims beneficial ownership of the Master Fund Shares except to the extent of their respective beneficial interests, if any, therein.

Lampe, Conway & Co. LLC (“LC&C”) acts as investment manager to Partners, the Master Fund and a managed account (the “Managed Account”) pursuant to certain investment management agreements.  The Managed Account directly holds 96,852 shares of the Issuer’s Common Stock (the “Managed Account Shares” and, together with the Master Fund Shares, the “Shares”).  Since LC&C shares voting and dispositive power over the Shares by virtue of the aforementioned investment management agreements, LC&C may be deemed to have a beneficial interest in the Shares.  LC&C disclaims beneficial ownership of the Shares except to the extent of its beneficial interest, if any, therein.

LC Capital International LLC (“International”) acts as investment advisor to the Master Fund pursuant to an investment advisory agreement.  Since International shares voting and dispositive power over the Master Fund Shares by virtue of the aforementioned investment advisory agreement, International may be deemed to have a beneficial interest in the Master Fund Shares.  International disclaims beneficial ownership of the Master Fund Shares except to the extent of its beneficial interest, if any, therein.

Steven G. Lampe (“Lampe”) and Richard F. Conway (“Conway”) act as the sole managing members of each of Advisors, LC&C and International and each of Lampe and Conway may be deemed to control each such entity.  Accordingly, each of Lampe and Conway may be deemed to have a beneficial interest in the Shares by virtue of Advisors’ indirect deemed control of the Master Fund, LC&C’s power to vote and/or dispose of the Shares and International’s power to vote and/or dispose of the Master Fund Shares.  Each of Lampe  and Conway disclaims beneficial ownership of the Shares except to the extent of their respective beneficial interests, if any, therein.

(b)

Percent of class:

The information required by this paragraph is set forth in Item 11 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.  Such information is based upon 20,932,236 shares of Common Stock, outstanding as of May 11, 2004 as reflected in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2004 as filed with the Securities and Exchange Commission.  The information in Item 4(a) above is incorporated herein by reference.

	(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

The information required by this subparagraph is set forth in Item 5 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.  In addition, the information in Item 4(a) above is incorporated herein by reference.

(ii)

Shared power to vote or to direct the vote

The information required by this subparagraph is set forth in Item 6 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.  In addition, the information in Item 4(a) above is incorporated herein by reference.

(iii)

Sole power to dispose or to direct the disposition of

The information required by this subparagraph is set forth in Item 7 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.  In addition, the information in Item 4(a) above is incorporated herein by reference.

(iv)

Shared power to dispose or to direct the disposition of

The information required by this subparagraph is set forth in Item 8 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.  In addition, the information in Item 4(a) above is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Managed Account has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Managed Account Shares.  The Managed Account Shares do not constitute more than five percent of the Issuer’s Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

The Master Fund directly acquired all of the Master Fund Shares being reported on by Partners and Advisors.  Partners directly holds approximately 54.31% of the outstanding shares of the Master Fund and may be deemed to control the Master Fund.  Advisors is the sole general partner of Partners and may also be deemed to control the Master Fund.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 15, 2004	LC Capital Master Fund, Ltd.

		By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Director

Date:	June 15, 2004	LC Capital Partners, LP

By: LC Capital Advisors LLC,
its General Partner

		By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Managing Member

Date:	June 15, 2004	LC Capital Advisors LLC

		By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Managing Member

Date:	June 15, 2004	Lampe, Conway & Co. LLC

		By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Managing Member

Date:	June 15, 2004	LC Capital International LLC

		By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Managing Member

Date:	June 15, 2004	/s/ Steven G. Lampe
Steven G. Lampe

Date:	June 15, 2004	/s/ Richard F. Conway
Richard F. Conway

ANNEX A

Address of Principal Business Office or, if none, Residence

LC Capital Master Fund, Ltd.
c/o Trident Fund Services (B.V.I.) Limited
P.O. Box 146
Waterfront Drive
Wickhams Cay
Road Town, Tortola
British Virgin Islands

LC Capital Partners, LP
680 Fifth Avenue, Suite 1202
New York, NY  10019

LC Capital Advisors LLC
680 Fifth Avenue, Suite 1202
New York, NY  10019

Lampe, Conway & Co. LLC
680 Fifth Avenue, Suite 1202
New York, NY  10019

LC Capital International LLC
680 Fifth Avenue, Suite 1202
New York, NY  10019

Steven G. Lampe
680 Fifth Avenue, Suite 1202
New York, NY  10019

Richard F. Conway
680 Fifth Avenue, Suite 1202
New York, NY  10019